PORTMAN RIDGE FINANCE CORPORATION

650 Madison Avenue, 3rd Floor

New York, NY 10022

December 4, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Portman Ridge Finance Corporation
Registration Statement on Form N-2
File No. 333-283443

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form N-2 (File No. 333-283443) filed by Portman Ridge Finance Corporation on November 25, 2024:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Alexander C. Karampatsos of Dechert LLP by telephone at 202.261.3402 (or by email at alexander.karampatsos@dechert.com).

Very truly yours,

PORTMAN RIDGE FINANCE CORPORATION

By:	/s/ Brandon Satoren
Name:	Brandon Satoren
Title:	Chief Financial Officer, Secretary and Treasurer

cc:	Alexander C. Karampatsos, Dechert LLP